FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 20, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ACQUIRES NEW EQUIPMENT TO DEVELOP

THE ELGA COAL DEPOSIT

Neryungri, Russia – October 20, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that its Yakutugol OAO coal mining subsidiary has entered into a contract to acquire mining equipment for developing the Phase 1 pit to begin development of the Elga coal deposit.

The machinery manufactured by Komatsu was provided by Mining Solutions OOO, which specializes in supplying tools and equipment for geological exploration, open pit mining, and deep drilling. The equipment required for constructing the railway spur track connecting the Ulak railroad station of the Baikal-Amur Mainline with the Elga coal deposit in Yakutia is scheduled to arrive in stages and will be completely supplied by 2009. The contract provides for the delivery of bulldozers, excavators, dump trucks, loaders, and a drilling rig for developing the Phase 1 pit to begin development of the deposit.

The first batch of the equipment arrived at the deposit in October with the unloading of two Komatsu D 275 A-5 bulldozers currently underway at the Upper Ulak station. Assembling the equipment will be completed shortly, following which the assembled and well-adjusted machines will be delivered by crawlers to the point of the road construction and put into operation. The new machines are planned to be used in creating the road bed, preparing camp sites, constructing production sites, and subsequently in developing the deposit.

Currently completed infrastructure at the Elga deposit includes 172 kilometers of the access motor road, 73 kilometers of the main railroad bed, and the development road from the 175th to the 217th kilometer. Repair of the railroad from 0 kilometer to the 60th kilometer is underway. There are 2,176 people and 112 mechanized complexes involved in the railroad construction.

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Mechel OAO

Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: October 20, 2008